(i)   The principal executive officer and the principal financial officer of the registrant have evaluated the registrant's disclosure controls and procedures (as defined in rule 30a-2(c) under the Investment Company Act of 1940) within 90 days preceding the filing of this report and have concluded that such controls are appropriate and adequate.

(ii)   There have not been any significant changes in the registrant's internal controls or in other factors that could significantly affect these controls subsequent to the date of their evaluation.